SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14287

USEC Savings Program

(Full title of the plan)

USEC Inc.
2 Democracy Center
6903 Rockledge Drive
Bethesda, MD 20817
(301) 564-3200
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

USEC Savings Program

Financial Statements and Supplemental Schedule
As of December 31, 2003 and 2002
Together with Reports of Independent Registered Public Accounting Firms

USEC Savings Program

Table of contents

Report of Independent Registered Public Accounting Firm	1

Report of Independent Registered Public Accounting Firm	2

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Schedule of Assets (Held at the End of Year)	10

Signature	12

Exhibit Index

Schedules omitted because there were no such items:
For the year ended December 31, 2003:

Reportable transactions
Nonexempt transactions
Leases in default or classified as uncollectible
Loans or fixed-income obligations in default

Report of Independent Registered Public Accounting Firm

To the Benefit Plan Administrative Committee, the Benefit Plan Investment Committee and Participants of the USEC Savings Program:

We have audited the accompanying statement of net assets available for benefits of the USEC Savings Program (the “Plan”) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2002, were audited by other auditors whose report dated June 20, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2003 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Baltimore, Maryland
June 11, 2004

Report of Independent Registered Public Accounting Firm

To the Benefit Plan Administrative Committee, the Benefit Plan Investment Committee and Participants of the USEC Savings Program:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the USEC Savings Program (the “Plan”) at December 31, 2002, and the change in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

McLean, VA
June 20, 2003

USEC Savings Program
Statements of Net Assets Available for Benefits

In thousands

	December 31,
	2003	2002
Assets:
Investments at fair value	$211,480	$124,894
Loans receivable	4,385	2,396

Net assets available for benefits	$215,865	$127,290

The accompanying notes are an integral part of these financial statements.

USEC Savings Program
Statements of Changes in Net Assets Available for Benefits

In thousands

	Years Ended December 31,
	2003	2002
Changes in net assets:
Interest and dividends	$3,977	$4,378
Net appreciation (depreciation) in fair value of investments	15,015	(12,369)
Contributions:
Participants	8,443	8,474
USEC	3,256	3,377
Distributions to participants	(10,716)	(8,551)
Administrative expenses	(13)	(14)
Net transfers from (to) other plans	68,613	(8)

Net increase (decrease)	88,575	(4,713)
Net assets available for benefits, beginning of year	127,290	132,003

Net assets available for benefits, end of year	$215,865	$127,290

The accompanying notes are an integral part of these financial statements.

USEC Savings Program
Notes to Financial Statements

1.   Plan description:

The following description of the USEC Savings Program (the Plan) provides only general information. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by USEC Inc. through a plan administrator. USEC Inc. and its wholly owned subsidiary, the United States Enrichment Corporation, (together USEC), are participating employers. The USEC Benefit Plan Administrative and Investment Committees monitor and oversee administration of the Plan. Fidelity Management Trust Company (the Trustee or FMTC) acts as Trustee and recordkeeper.

In December 2003, the Plan was amended to include employees of United States Enrichment Corporation who participate in a collectively bargained group. Assets of the United States Enrichment Corporation Savings Program amounting to $68.4 million were transferred to the Plan on December 31, 2003.

Eligibility

An eligible employee is an employee that is paid, employed and reported on the payroll and personnel records of USEC as an employee. An eligible employee may participate in the Plan after one hour of service.

Contributions

Participants may contribute between 1 percent and 50 percent of eligible compensation in .5% increments up to the maximum annual amount allowed under the Internal Revenue Code. Participants may elect either before-tax contributions, after-tax contributions or a combination of both. For each payroll period, USEC provides a 100 percent matching contribution for the first 3 percent of each participant’s eligible earnings and a 50 percent matching contribution for the next 2 percent. The Plan accepts distributions from other qualified plans.

Participant accounts and loans

Each participant’s account is credited with the participant’s and employer’s matching contributions, and the respective investment earnings (losses) of the individual funds. Allocations are based on participant earnings on account balances, as defined. Participants may borrow from the Plan in any amount greater than $1,000 but less than 50 percent of the participants’ vested account balance. In no event can a participant borrow more than $50,000. Loan terms originated under the Plan are for a period not to exceed five years, except for loans taken for the purchase of a primary residence (home loans) which may have terms up to ten years, except for loans originated under the United States Enrichment Corporation Savings Program which may have terms up to fifteen years. Loans are secured by the balance in the participant’s account and bear a rate of interest at the prime lending rate plus one percentage point, subject to usury limits, at the date of loan origination with no refinancing option. Principal and interest on the loans are repaid ratably at substantially level installments. As of December 31, 2003, loan interest rates on outstanding loans ranged from 5.0 percent to 10.5 percent.

Vesting

Participants are immediately vested in their contributions and associated earnings (losses). Plan vesting in the participating employer’s matching contributions and associated earnings (losses) is based on years of credited service to USEC, as follows:

Years of credited service	Percentage
Less than 2	0%
2	50%
3	100%

Vesting requirements under the United States Enrichment Corporation Savings Program were 100% after three years of service and 0% for any term less than three years. Beginning January 1, 2004, employees of the United States Enrichment Corporation who participate in a collectively bargained group are eligible to participate in the Plan. The vesting requirements of the United States Enrichment Corporation Savings Program remain in effect for matching contributions and associated earnings (losses) prior to January 1, 2004. Thereafter, vesting requirements for employer matching contributions and associated earnings (losses) are governed by the Plan.

Forfeitures

At December 31, 2003 and 2002, forfeited non-vested accounts totaled $13,479 and $86,377, respectively. Forfeitures are used to reduce current or future matching employer contributions. In 2003 and 2002, employer contributions were reduced by $86,000 and $0, respectively, from forfeitures of non-vested accounts.

Investment options

Participants direct FMTC to invest their contributions, the participating employer’s matching contributions and associated earnings (losses) among various investment options. At December 31, 2003, investment options consist of 19 mutual funds, the USEC Inc. Stock Fund and a managed fund of guaranteed investment contracts (the Stable Value Fund).

Participants may make changes and exchanges among the investment options at any time by contacting FMTC directly.

Distributions

Upon termination of service due to retirement (participant is eligible for an immediate pension under a defined benefit plan maintained by a participating employer) or disability, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account or monthly installments over a fixed number of years of life expectancy or in a series of partial payments. If a participant dies before the entire vested portion of the account is distributed, the remaining vested portion of the account is payable to a beneficiary. Upon termination of service for other reasons, upon request, the vested portion of a participant’s account is paid as a lump sum. The amount of any payment from a participant’s account is reduced to satisfy income tax withholding requirements, unless the balance is rolled over to a qualifying plan or other tax-exempt option.

Participants may make hardship withdrawals from their contributions under certain circumstances allowed by the Plan.

Plan termination

Although it has not expressed any intent to do so, USEC has the right to discontinue its contributions at any time and to terminate the Plan subject to applicable law. In the event of Plan termination, participants will become 100 percent vested in participating employer matching contributions and associated earnings.

2.   Summary of significant accounting policies:

Basis of accounting

The financial statements of the Plan are prepared based on the accrual method of accounting. Distributions to participants are recorded on the cash basis.

Guaranteed investment contracts

Guaranteed investment contracts in the Stable Value Fund are fully benefit responsive. A fully benefit responsive investment contract provides a liquidity guarantee, by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the Plan. Investments in guaranteed investment contracts are stated at contract value, which represents the initial investment plus accumulated interest, and earnings, less participant withdrawals and administrative expenses and approximates fair value. There are no valuation reserves recorded to adjust contract values. The crediting interest rates for contracts as of December 31, 2003 and 2002, ranged from 6.10 percent to 7.16 percent, and 5.61 percent to 7.16 percent, respectively. The average stable value fund yield as of December 31, 2003 was 4.47 percent. Maturity dates range from June 15, 2004 through August 2, 2004.

Investment valuation and income recognition

The Plan’s investments are stated at fair value, based on quoted closing market prices, except for the Stable Value Fund which is stated at contract value. Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

The Statements of Changes in Net Assets Available for Benefits reports the net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

3.   Investments:

The following table presents investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2003 and 2002:

In thousands

	2003	2002
Stable Value Fund — Fidelity Managed Income Portfolio II	$100,733	$58,976
American Funds — Investment Company of America, 314,511 shares	9,071	—
American Funds — New Perspective Fund, 342,423 shares	8,386	—
Weitz Partners Value Fund, 662,134 shares	14,212	—
Fidelity Dividend Growth Fund, 617,978 and 623,493 shares, respectively	16,871	13,916
American Funds — Growth Fund of America, 935,127 and 620,738 shares, respectively	22,948	11,465
Fidelity Spartan US Equity Index Fund, 278,255 and 205,913 shares, respectively	10,958	6,414

Total individual investments that represent 5 percent or more of the Plan’s net assets	183,179	90,771
Other investments	32,686	36,519

Total investments	$215,865	$127,290

Components of the net appreciation (depreciation) in fair value of investments for the years ended December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002
Registered investment companies	$14,835	$(13,127)
USEC Inc. Common stock	180	758

Net appreciation (depreciation)	$15,015	$(12,369)

The Plan provides for investments in various forms of mutual funds, common stock and a Stable Value Fund that holds individual guaranteed investment contracts. In general, investments are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that material changes in the values of investment securities will occur.

4.   Tax status:

The Plan has received a determination letter, dated February 15, 2002, from the Internal Revenue Service that the Plan is qualified to be exempt from federal income taxes under certain provisions of the Internal Revenue Code. Pursuant to such provisions, participants are not subject to federal income taxes on their contributions to the Plan, participating employer contributions to the Plan, or on income accruing to their accounts, until such time as they receive distributions from the Plan. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.   Related-party transactions:

Certain Plan investments are shares of mutual funds managed by FMTC. FMTC is the Trustee as defined by the Plan, and these transactions qualify as party-in-interest transactions.

Expenses of the Plan, except participant loan costs and fund investment management expenses that are paid by the participant, are paid by USEC and amounted to $31,930 and $32,250 in 2003 and 2002, respectively.

USEC as a participating employer is a related party. Related-party values as of and for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Shares of USEC Inc. common stock held by the Plan	49,998	58,479
Fair value of USEC Inc. common stock held by the Plan	$421,819	$352,044
Purchases of USEC Inc. common stock by the Plan	$1,371,630	$1,235,920
Sales of USEC Inc. common stock by the Plan	$1,467,455	$1,097,695

USEC Savings Program, Plan Number 001
Schedule of Assets (Held at End of Year)

As of December 31, 2003
(In Thousands)

ERISA Form 5500 Schedule H, line 4(i)

Issuer	Description of asset	Current value

Fidelity Managed	Commingled fund of investment contracts and	$100,733
Income Portfolio II*	short-term investment products. Weighted
	average maturity is approximately 2.5 years

Metropolitan Life	GIC # 25771, matures 6/15/04, 7.16%	3,198
Insurance

Protective Life	GIC # 1466-C2, matures 8/2/04, 6.10%	337
Insurance

Managers Special	Growth Mutual Fund	1,620
Equity Fund

Morgan Stanley Midcap	Growth-Oriented Stock Mutual Fund	1,133
Growth Fund -
Institutional Shares

Weitz Partners Value	Value Mutual Fund	14,212
Fund

American Funds -	Growth Mutual Fund	22,948
Growth Fund of
America

American Funds -	Growth and Income Mutual Fund	9,071
Investment Company
of America

American Funds - New	Growth Mutual Fund that Invests Globally	8,386
Perspective Fund

USEC Stock Fund*	Company stock fund for USEC Inc.	449

Fidelity Contrafund*	Growth Mutual Fund	4,301

Fidelity Growth	Growth Mutual Fund	3,177
Company Fund*

Fidelity Diversified	Growth Mutual Fund that Invests Internationally	1,577
International Fund*

Fidelity Dividend	Growth Mutual Fund	16,871
Growth Fund*

Fidelity Freedom	Asset Allocation Mutual Fund	164
Income Fund*

Fidelity Freedom 2000*	Asset Allocation Mutual Fund	392

Fidelity Freedom 2010*	Asset Allocation Mutual Fund	3,271

Fidelity Freedom 2020*	Asset Allocation Mutual Fund	1,923

Fidelity Freedom 2030*	Asset Allocation Mutual Fund	319

USEC Savings Program, Plan Number 001
Schedule of Assets (Held at End of Year)

As of December 31, 2003
(Thousands)

ERISA Form 5500 Schedule H, line 4(i)

Issuer	Description of asset	Current value

Fidelity Freedom 2040*	Asset Allocation Mutual Fund	150

Fidelity Spartan	Index Mutual Fund	345
Extended Market Index
Fund*

Fidelity Spartan US	Growth and Income Mutual Fund	10,958
Equity Index Fund*

Fidelity US Bond	Income Mutual Fund	5,945
Market Index Fund*

Participant Loans*	Participant notes at interest	4,385
	rates ranging from 5.0% to 10.5%
	maturing between 1/2004 and 11/2018

		$215,865

                         * Party-in-interest

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

USEC Savings Program

June 25, 2004	By /s/ W. Lance Wright
W. Lance Wright
USEC Inc.
Chairman
Benefit Plan Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

23.2	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.